EXHIBIT 12

                             CARRIAGE SERVICES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (UNAUDITED AND IN THOUSANDS)

                                                                              NINE MONTHS
                                                                                 ENDED
                                                                               SEPTEMBER
                                                                                   30,
                                                                                 -------
                                   1994*     1995*     1996*     1997    1998     1999
                                  -------   -------   -------   ------  -------  -------
Fixed charges:
      Interest expense .........  $ 2,671   $3,684    $4,347    $ 5,889 $ 9,720  $12,256
      Amortization of
      capitalized expenses
      related to debt ..........       30        50       150      200      150      150
      Rental expense ...........      245       317       308      629      720      677
                                  -------   -------   -------   ------  -------  -------
Total fixed charges before
      capitalized interest and
      preferred stock dividends     2,946     4,051     4,805    6,718   10,590   13,083
Capitalized interest ...........      100       175       250      450      600      473
                                  -------   -------   -------   ------  -------  -------
        Total fixed charges ....    3,046     4,226     5,055    7,168   11,190   13,556
Preferred stock dividends ......     --        --       1,037    1,627    1,082      137
                                  -------   -------   -------   ------  -------  -------
        Total fixed charges
        plus preferred dividends    3,046     4,226     6,092    8,795   12,272   13,693
                                  -------   -------   -------   ------  -------  -------
Earnings available for fixed
   charges:
Earnings (loss) before income
   taxes and extraordinary
   item ........................     (923)   (1,800)      345    8,217   17,023   16,160
Add fixed charges before
      capitalized interest and
      preferred stock dividends     2,946     4,051     4,805    6,718   10,590   13,083
                                  -------   -------   -------   ------  -------  -------
Total earnings available
   for fixed charges ...........  $ 2,023   $ 2,251   $ 5,150  $14,935  $27,613  $29,243
                                  =======   =======   =======  =======  =======  =======
Ratio of earnings to
   fixed charges (1) ...........     0.66      0.53      1.02     2.08     2.47     2.16
                                  -------   -------   -------   ------  -------  -------
Ratio of earnings to fixed
   charges plus dividends (1)...     0.66      0.53      0.85     1.70     2.25     2.14
                                  -------   -------   -------   ------  -------  -------

(1) For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

* Earnings were inadequate to cover fixed charges. The coverage deficiency was $1,023,000, $1,975,000 and $942,000 for 1994, 1995 and 1996 respectively.